SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FIRST QUARTER OF 2007 RESULTS
 (Rio de Janeiro – June 13, 2007) PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

Petrobras reported a consolidated net income of U.S.$ 2,159 million and consolidated net operating revenues of U.S.$ 18,400 million for the first quarter of 2007, compared to a consolidated net income of U.S.$ 3,163 million and consolidated net operating revenues of U.S.$ 16,214 million for the first quarter of 2006.

Petrobras’ total capital expenditures was U.S.$ 3,674 million for the first quarter of 2007 (37.8% higher than the first quarter of 2006), of which U.S.$ 1,811 million was invested to expand future crude oil and gas production capacity in Brazil to meet the aggressive growth targets set by the Company and announced in its Business Plan 2007-2011. Adjusted EBITDA amounted to U.S.$ 5,004 million, ensuring sufficient resources to cover the Company’s investments.

COMMENTS FROM THE CEO, MR. JOSÉ SERGIO GABRIELLI DE AZEVEDO

The first quarter of 2007 was one of consolidation and challenges, during which we faced, and continue to face, headwinds and adversity. Despite these problems, the Company has demonstrated its ability to adapt and to overcome challenges, as witnessed by our good quarterly operating results.

The first quarter is normally marked by a strong seasonal downturn in fuel consumption due to the lower number of calendar and business days in our main market, Brazil.

In addition our technical team has been confronted with challenges in its upstream operations, as well as in the commercial and corporate areas. In our upstream activities, we are doing everything possible to minimize delays in the delivery of new production units, which unfortunately have slowed output growth in the short term. We are also facing difficulties related to the geology of the Golfinho reserve in Espírito Santo and high acidity levels in the output from the Albacora Leste field.

In the commercial area, we are concentrating our efforts on overcoming the problems in Bolivia and maintaining a secure supply of natural gas from that country.

Our corporate results during the quarter were affected by the appreciation of the Real and its impact on net financial results. In addition we recognized some one time costs that should prove beneficial to the Company over the long term, such as the premium paid to investors as an incentive to exchange short term high coupon bonds for longer bonds with a lower coupon, and the increase in operating expenses generated by the financial incentive paid to Petros Plan participants (in exchange for amending the Plan).

Thus we began the year 2007 with great challenges, but also with a list of accomplishments, as we solidified our position in the markets where we operated, and completed strategic operations transactions designed to sustain the level of growth and accomplishments of recent years.

In this context, I draw particular attention to our joint acquisition of Grupo Ipiranga’s shares, which, in line with our strategic plan, will increase the value of our petrochemical holdings by contributing to the consolidation of the Southern Petrochemical Complex. It will also consolidate our position in the distribution sector, strengthening our hold in the North/Northeast and Midwest, as well as give us a share in the refining operations of Refinaria de Petróleo Ipiranga.

In exploration and production, despite the production difficulties mentioned above, the year began on a high note with the discovery of saturated light oil reserves with excellent productivity, located under a thick salt layer along the Espírito Santo coastline. This discovery has extended the productive horizon of the Caxaréu Basin, whose commercial potential was reported to the ANP in December 2006.

FPSO Cidade do Rio de Janeiro was installed and began producing during the quarter. Located offshore in the Espadarte Field in the Campos Basin, the platform has a daily production capacity of up to 100 thousand barrels of oil and 2.5 million cubic meters of natural gas. This new platform will help us to fulfill our key strategy of continuing to expand our production.

On the international front, we initiated production from two wells in the Cottonwood field, in the Gulf of Mexico. As a result, Cottonwood has become our biggest productive field in the United States, with a daily output of 25 thousand boe.

In the corporate area, we achieved our goal of 2/3 adherence to the amended regulations of the Petros Pension Plan. The implementation of these amendments will increase the transparency of the Company’s pension obligations and their approval will also lead to the signing of agreements with union representatives aimed at settling and terminating all pending legal disputes related to the Petrobras System’s supplementary pension plan.

In conclusion, I would like to re-emphasize our willingness, desire, and technical capacities, to overcome the challenges of today. We will do so in a sustainable manner, focusing on profitability and social and environmental responsibility. As a company, we will continue striving to make these concepts an integral part of our daily activities. We are fully confident in our ability to succeed during a period that is undoubtedly challenging, but which is also marked by unquestionable progress and new opportunities.

Financial Highlights

		For the first quarter of
	Income statement data
4Q-2006	(in millions of U.S. dollars, except for per	2007	2006
	share and per ADS data)
24,626	Sales of products and services	23,700	21,225
19,020	Net operating revenues	18,400	16,214
277	Financial income (expense), net	(137)	(311)
2,786	Net income for the period	2,159	3,163
	Basic and diluted earnings per common and
0.64	preferred share	0.49	0.72
2.56	Basic and diluted earnings per ADS	1.96	2.88

	Other data
40.5	Gross margin (%) (1)	43.2	50.0
14.6	Net margin (%) (2)	11.7	19.5
55	Debt to equity ratio (%) (3)	52	55

	Financial and Economic Indicators
59.68	Brent crude (U.S.$/bbl)	57.75	61.75
	Average Commercial Selling Rate for U.S. dollar
2.1517	(R$/U.S.$)	2.1082	2.1944
	Period-end Commercial Selling Rate for U.S.
2.1380	Dollar (R$/U.S.$)	2.0504	2.1724

(1) Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2) Net margin equals net income divided by net operating revenues.
(3) Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.

Reconciliation between Adjusted EBITDA and net income
(in millions of U.S. dollars)

		For the first quarter of
4Q-2006		2007	2006

2,786	Net income for the period	2,159	3,163
1,057	Depreciation, depletion and amortization	1,157	816
(235)	Financial income	(306)	192
(74)	Financial expense	106	231
	Monetary and exchange variation on monetary
32	assets and liabilities, net	337	(112)
1,042	Total income tax expense	1,428	1,733
8	Equity in results of non-consolidated companies	(29)	(10)
(41)	Other expenses, net	(15)	41
	Minority interest in results of consolidated
220	subsidiaries	167	218

4,795	Adjusted EBITDA	5,004	6,272

Our adjusted EBITDA is not a U.S. GAAP measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

	U.S.$ million
			Percent
			Change
Balance sheet data	03.31.2007	12.31.2006	(03.31.2007	03.31.2006
			versus
			12.31.2006)

Cash and cash equivalents	9,667	12,688	(23.8)	10,418
Short-term debt	1,347	1,293	4.2	918
Total long-term debt	12,027	12,616	(4.7)	12,485
Total project financings	6,898	6,374	8.2	5,539
Total capital lease obligations	964	1,055	(8.6)	1,218
Net debt (1)	11,569	8,650	33.7	9,742
Shareholders’ equity (2)	48,319	44,299	9.1	38,427
Total capitalization (3)	69,555	65,637	6.0	58,587

	U.S.$ million
Reconciliation of Net debt	03.31.2007	12.31.2006	03.31.2006
Total long-term debt	12,027	12,616	12,485
Plus short-term debt	1,347	1,293	918
Plus total project financings	6,898	6,374	5,539
Plus total capital lease obligations	964	1,055	1,218
Less cash and cash equivalents	9,667	12,688	10,418
Net debt (1)	11,569	8,650	9,742

Our net debt increased 33.7% to U.S.$ 11,569 million as of March 31, 2007 as compared to U.S.$ 8,650 million as of December 31, 2006, primarily due to decrease in our cash and cash equivalents, as a result of dividend payments during the first quarter of 2007.

(1) Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.
(2) Shareholders’ equity includes obligation adjustments in the amount of U.S.$ 2,139 million and U.S.$ 2,052 million related to “Post-retirement benefit reserves adjustments, net of tax - pension cost” at March 31, 2007 and December 31, 2006, respectively, and U.S.$ 1,029 million and U.S.$ 987 million related to “Post-retirement benefit reserves adjustments, net of tax - health care cost” at March 31, 2007 and December 31, 2006, respectively.
(3) Total capitalization is calculated as shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.

OPERATING HIGHLIGHTS

		For the first quarter of
4Q-2006		2007	2006
	Average daily crude oil and gas production
1,955	Crude oil and NGLs (Mbpd) (1)	1,926	1,909
1,823	Brazil	1,800	1,751
115	International	111	158
17	Non-consolidated international production(2)	15	-
2,274	Natural gas (Mmcfpd) (3)	2,274	2,214
1,662	Brazil	1,644	1,620
582	International	618	594
30	Non-consolidated international production(2)	12	-

	Crude oil and NGL average sales price (U.S. dollars per bbl)
48.70	Brazil (4)	47.79	53.69
42.47	International	42.40	38.55

	Natural gas average sales price (U.S. dollars per Mcf)
2.64	Brazil (5)	5.45	2.59
2.37	International	2.41	1.91

	Lifting costs (U.S. dollars per boe)
	Crude oil and natural gas – Brazil
17.59	Including government take (6)	16.24	17.34
7.24	Excluding government take (6)	7.20	6.32
4.36	Crude oil and natural gas – International	3.89	2.96

	Refining costs (U.S. dollars per boe)
2.71	Brazil	2.54	1.90
2.08	International	2.71	1.57
	Refining and marketing operations (Mbpd)
2,227	Primary Processed Installed Capacity	2,227	2,115
	Brazil (7)
1,986	Installed capacity	1,986	1,986
1,696	Output of oil products	1,781	1,812
85%	Utilization	90%	91%
	International
241	Installed capacity	241	129
204	Output of oil products	260	104
84%	Utilization	85%	80%
78	Domestic crude oil as % of total feedstock processed	77	81
	Imports (Mbpd)
408	Crude oil imports	340	344
132	Oil product imports	97	115
	Exports (Mbpd)
454	Crude oil exports (8)(9)	377	262
215	Oil product exports (9)	247	270

129	Net exports of crude oil and oil products	187	73

	Other Imports and Exports (Mbpd)
162	Import of gas and others	146	148
3	Exports of other products (9)	1	2

	Sales Volume (thousand bpd)
1,711	Oil products	1,652	1,623
42	Alcohol and others	47	42
252	Natural gas	226	232

2,005	Total domestic market	1,925	1,897
672	Exports	625	534
603	International sales and other operations	670	438

1,275	Total international market (8)	1,295	972

3,280	Total	3,220	2,869

(1) Includes production from shale oil reserves.
(2) Non-consolidated companies in Venezuela.
(3) Does not include liquefied natural gas. Includes reinjected gas.
(4) Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(5) Internal transfer prices from Exploration and Production to Gas and Energy. The increase in the first quarter of 2007 is due to the new technology that takes in consideration the international natural gas prices as one of the variables.
(6) Government take includes royalties, special government participation and rental of areas.
(7) As per ownership registered with and acknowledged by the National Petroleum Agency (ANP).
(8) Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo).
(9) Volumes of exports include exports in progress.

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Crude Oil and NGL

Domestic crude oil and natural gas liquid (NGL) production increased 2.8% to 1,800 thousand barrels per day for the first quarter of 2007, as compared to 1,751 thousand barrels per day for the first quarter of 2006. This increase was primarily attributable to the operational start-up of the platforms P-50 (East Albacora), in April 2006, FPSO-Capixaba (Golfinho), in May 2006, P-34 (Jubarte), in December 2006, and FPSO-Cidade do Rio de Janeiro (Espadarte), in January 2007.

International consolidated crude oil and NGL production decreased 29.7% to 111 thousand barrels per day for the first quarter of 2007, as compared to 158 thousand barrels per day for the first quarter of 2006. This decrease was primarily due to the deconsolidation of Venezuelan operations as a result of the contractual shift from an operating agreement to a joint venture agreement, in which the Venezuelan government assumed a controlling interest through PDVSA. (See Note 16 of our unaudited consolidated financial statements for the three- month period ended March 31, 2007).

Natural Gas

Domestic natural gas production remained relatively constant, amounting to 1,644 million cubic feet per day (Mmcfpd) for the first quarter of 2007, as compared to 1,620 Mmcfpd for the first quarter of 2006.

International gas production increased 4.0% amounting 618 Mmcfpd for the first quarter of 2007 and 594 Mmcfpd for the first quarter of 2006, due to the resumption of normal production in the United States, which was still experiencing adverse effects from hurricanes Rita and Katrina, in the first quarter of 2006.

Lifting Costs

Our lifting costs in Brazil, excluding government take (consisting of royalties, special government participation and rental of areas), increased 13.9% to U.S.$ 7.20 per barrel of oil equivalent for the first quarter of 2007, from U.S.$ 6.32 per barrel of oil equivalent for the first quarter of 2006. Excluding the impact of the 3.9% appreciation of the Real on lifting costs denominated in Reais, unit lifting costs increased 9.4% . This increase was primarily due to: (1) increased expenditure on interventions in wells; (2) preventive and corrective maintenance; (3) the chartering costs of drilling and associated support ships; (4) higher personnel expenses due to wage hikes and the increase in the workforce; and (5) the higher unitary costs of new platforms FPSO-Capixaba (Golfinho), P-34 (Jubarte) and FPSO-Cidade do Rio de Janeiro (Espadarte), which are expected to trend down as they utilize their full capacity.

Our lifting costs in Brazil, including government take, decreased 6.3% to U.S.$ 16.24 per barrel of oil equivalent for the first quarter of 2007, from U.S.$ 17.34 per barrel of oil equivalent for the first quarter of 2006, due to: (1) the decline in the reference price used to calculate government take (tied to the international price); and (2) the lower tax bracket used to calculate Special Participation, particularly in the Marlim and Marlim Sul fields, caused by reduced production related to natural declines, as well as January’s scheduled maintenance stoppage in the P-37 platform.

Our international lifting costs increased 31.4% to U.S.$ 3.89 per barrel of oil equivalent for the first quarter of 2007, as compared to U.S.$ 2.96 per barrel of oil equivalent for the first quarter of 2006. This increase was primarily due to: (1) increased expenditures in the United States following the return to normal operations of operations which had been affected by hurricanes Rita and Katrina in 2006; (2) the operational start-up of the Cottonwood field in February of 2007; and (3) higher expenditure in Angola on restructuring, maintenance and recovery of mature wells.

Refining

The feedstock (output of oil products) processed by refineries in Brazil decreased 1.7% from 1,812 Mbpd for the first quarter of 2006 to 1,781 Mbpd for the first quarter of 2007, due to scheduled maintenance stoppages in the Replan and Reman refineries and the cleaning of furnaces.

Feedstock processed by international refineries for the first quarter of 2007 increased 150.0% to 260 Mbpd as compared to 104 Mbpd for the first quarter of 2006, due to the inclusion of the Pasadena Refinery (USA) as of October of 2006 and the increase in Argentine refining capacity.

Refining Costs

Domestic refining costs increased 33.7% to U.S.$ 2.54 per barrel of oil equivalent for the first quarter of 2007, as compared to U.S.$ 1.90 per barrel of oil equivalent for the first quarter of 2006. This increase is due to: (1) increased operating expenses reflecting the investments to adapt the refineries for heavy oil processing as well as improve the fuel quality to meet more stringent environmental requirements; and (2) the larger number of scheduled maintenance stoppages.

International refining costs increased 72.6% to U.S.$ 2.71 per barrel of oil equivalent for the first quarter of 2007, as compared to U.S.$ 1.57 per barrel of oil equivalent for the first quarter of 2006 due to the inclusion of the Pasadena Refinery (USA). Excluding this impact, refining costs would have fallen by 8%, due to the 9% increase in production.

Sales Volume

Our domestic sales volume, consisting primarily of sales of diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas increased 1.5 % to 1,925 thousand barrels per day for the first quarter of 2007, as compared to 1,897 thousand barrels per day for the first quarter of 2006. The increase in sales volume was primarily led by fuel oil, LPG and aviation fuel, reflecting higher demand from the manufacturing industry and thermoelectric power plants, population growth, increased earnings among the less favored income groups, the expansion of tourism and GDP growth. Gasoline volume recorded an increase, triggered by the reduction in the anhydrous ethanol ratio in type “C” gasoline and the increase in consumer income. Diesel sales declined, due to the start-up of thermoelectric plants powered by fuel oil, as well as exceptionally heavy rainfall which reduced transport levels, in turn reducing the level of operations in agricultural, mining and construction machinery.

Export volumes rose by 17.0%, as a result of increased production and the reduced share of domestic oil production in total processed throughput.

Our sales volume in the international market increased by 53.0 % to 670 thousand barrels per day for the first quarter of 2007, as compared to 438 thousand barrels per day for the first quarter of 2006, mainly due to the inclusion of the Pasadena Refinery’s operations in October of 2006, the increase in U.S. output and commercial operations abroad, partially offset by the deconsolidation of operations in Venezuela.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

  domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, electricity and petrochemical products;

  export sales, which consist primarily of sales of crude oil and oil products;

  international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

  other sources, including services, investment income and foreign exchange gains.

Our expenses include:

  costs of sales (which are composed of labor expenses, costs of operating and purchases of crude oil and oil products); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets; depletion of oil fields; and costs of exploration;

  selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

  interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

  the volume of crude oil, oil products and natural gas we produce and sell;

  changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

  related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

  fluctuations in the Real/U.S. dollar and Argentine peso/U.S. dollar exchange rates;

  Brazilian political and economic conditions; and

  the amount in taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.

RESULTS OF OPERATIONS FOR THE FIRST QUARTER OF 2007 COMPARED TO THE FIRST QUARTER OF 2006

The comparison between our results of operations for the first quarter of 2007 and for the first quarter of 2006 has been affected by the 3.9% increase in the value of the Real/ against U.S. dollar in the first quarter of 2007, as compared to the first quarter of 2006.

Revenues

Net operating revenues increased 13.5% to U.S.$ 18,400 million for the first quarter of 2007, as compared to U.S.$ 16,214 million for the first quarter of 2006. This increase was primarily attributable to: an increase in sales volume both in the domestic and international markets; and the 3.9% increase in the value of the Real against the U.S. dollar in the first quarter of 2007, as compared to the first quarter of 2006.

Consolidated sales of products and services increased 11.7% to U.S.$ 23,700 million for the first quarter of 2007, as compared to U.S.$ 21,225 million for the first quarter of 2006, primarily due to the increases mentioned immediately above.

Included in sales of products and services are the following amounts that we collected on behalf of the federal or state governments:

  Value-added, PASEP, COFINS and other taxes on sales of products and services and social security contributions. These taxes increased 6.1% to U.S.$ 4,427 million for the first quarter of 2007, as compared to U.S.$ 4,173 for the first quarter of 2006, primarily due to the increase in sales volume of our products and services; and

  CIDE, the per-transaction fee due to the Brazilian government, which increased 4.2% to U.S.$ 873 million for the first quarter of 2007, as compared to U.S.$ 838 million for the first quarter of 2006. This increase was primarily attributable to the increase in sales volume of our products and services; and to the 3.9% increase in the value of the Real against the U.S. dollar in the first quarter of 2007, as compared to the first quarter of 2006.

Cost of sales (excluding Depreciation, depletion and amortization)

Cost of sales for the first quarter of 2007 increased 28.9% to U.S.$ 10,455 million, as compared to U.S.$ 8,112 million for the first quarter of 2006. This increase was principally a result of:

  a U.S.$ 1,189 million, in costs associated with a 33.2% increase in our international market sales volumes, including costs related to Pasadena Refinery;

  a U.S.$ 486 million increase in the cost of imports due to higher prices for the products imported;

  a U.S.$ 178 million increase in costs associated with our international trading activities, due to increases in volume and prices from offshore operations, conducted by PifCo;

  a U.S.$ 67 million increase in taxes and charges imposed by the Brazilian government totaling U.S.$ 1,796 million for the first quarter of 2007, as compared to U.S.$ 1,729 million for the first quarter of 2006, including an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) of U.S.$ 950 million for the first quarter of 2007, as compared to U.S.$ 916 million for the first quarter of 2006;

  a U.S.$ 38 million increase in taxes and charges imposed by the Bolivian government totaling U.S.$ 85 million for the first quarter of 2007, as compared to U.S.$ 47 million for the first quarter of 2006; and

  the 3.9% increase in the value of the Real against the U.S. dollar in the first quarter of 2007, as compared to the first quarter of 2006.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 41.8% to U.S.$ 1,157 million for the first quarter of 2007, as compared to U.S.$ 816 million for the first quarter of 2006. This increase was primarily attributable to the following: (1) an increase in depletion and amortization related to property, plant and equipment associated with our crude oil and natural gas production; (2) increased capital expenditures related to property, plant and equipment associated with our crude oil and natural gas production; and (3) the 3.9% increase in the value of the Real against the U.S. dollar in the first quarter of 2007, as compared to the first quarter of 2006.

Exploration, including exploratory dry holes

Exploration costs, including for exploratory dry holes, increased 118.8% to U.S.$ 302 million for the first quarter of 2007, as compared to U.S.$ 138 million for the first quarter of 2006. This increase was primarily attributable to the U.S.$ 159 million increase in exploration and drilling expenses from the acquisition of seismic data in Turkey, U.S.A. and Angola; and to the 3.9% increase in the value of the Real against the U.S. dollar in the first quarter of 2007, as compared to the first quarter of 2006.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 19.4% to U.S.$ 1,358 million for the first quarter of 2007 as compared to U.S.$ 1,137 million for the first quarter of 2006.

Selling expenses increased 2.4% to U.S.$ 600 million for the first quarter of 2007, as compared to U.S.$ 586 million for the first quarter of 2006. This increase was primarily attributable to the 3.9% increase in the value of the Real against the U.S. dollar in the first quarter of 2007, as compared to the first quarter of 2006.

General and administrative expenses increased 37.6% to U.S.$ 758 million for the first quarter of 2007 as compared to U.S.$ 551 million for the first quarter of 2006. This increase was primarily attributable to:

  an increase of approximately U.S.$ 81 million in employee expenses due to: (1) the increase in our workforce and salaries; (2) personnel training and development programs; and (3) new companies abroad;

  an increase of approximately U.S.$ 57 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general activities; and

  the 3.9% increase in the value of the Real against the U.S. dollar in the first quarter of 2007, as compared to the first quarter of 2006.

Research and development expenses

Research and development expenses increased 59.3 % to U.S.$ 180 million for the first quarter of 2007, as compared to U.S.$ 113 million for the first quarter of 2006. This increase was primarily due to:

  a U.S.$ 55 million in expenses related to regulation ANP 05/2005, pursuant to which concessionaires must invest an amount, corresponding to 1% of the gross income from production in a given field, in qualifying research and development activities in Brazil; and

  the 3.9% increase in the value of the Real against the U.S. dollar in the first quarter of 2007, as compared to the first quarter of 2006.

Other operating expenses

Other operating expenses increased to a total of U.S.$ 733 million for the first quarter of 2007, as compared to U.S.$ 81 million for the first quarter of 2006. A breakdown of other operating expenses by segment is shown on page 28.

The most significant charges for the first quarter of 2007 were:

  a U.S.$ 498 million expense related to the amendments to certain clauses in the Petros Plan regulations;

  a U.S.$ 138 million expense for institutional relations and cultural projects; and

  a U.S.$ 68 million expense for idle capacity from thermoelectric power plants.

The most significant charges for the first quarter of 2006 were:

  a U.S.$ 115 million gain related to a bonuses received from partners and other results with non- core activities;

  a U.S.$ 94 million expense for institutional relations and cultural projects; and

  a U.S.$ 90 million expense for idle capacity from thermoelectric power plants.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies increased to a gain of U.S.$ 29 million for the first quarter of 2007, as compared to a gain of U.S.$ 10 million for the first quarter of 2006, primarily as a result of decrease in losses in investments in certain affiliated companies of Petrobras Distribuidora S.A in the amount of U.S.$ 15 million.

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased to a gain of U.S.$ 306 million for the first quarter of 2007 as compared to a loss of U.S.$ 192 million for the first quarter of 2006. This increase was primarily attributable to the increase of fair value adjustments on hedge transactions, which increased to a gain of U.S.$ 38 million in the first quarter of 2007 as compared to a loss of U.S.$ 328 million in the first quarter of 2006; and to an increase in financial interest income from short-term investments in the amount of U.S.$ 148 million, in the first quarter of 2007 as compared to the first quarter of 2006, resulting from the reduction in the dollar-denominated portion. A breakdown of financial income and expenses is disclosed in Note 8 of our unaudited consolidated financial statements for the three-month period ended March 31, 2007.

Financial expenses

Financial expenses decreased 54.1% to U.S.$ 106 million for the first quarter of 2007, as compared to U.S.$ 231 million for the first quarter of 2006. This decrease was primarily attributable to the decrease of U.S.$ 31 million in expenses related to our project financings; and by the increase of U.S.$ 68 million in our capitalized interest as part of the cost of construction and development of crude oil and natural gas production projects. A breakdown of financial income and expenses is disclosed in Note 8 of our unaudited consolidated financial statements for the three-month period ended March 31, 2007.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a loss of U.S.$ 337 million for the first quarter of 2007, as compared to a gain of U.S.$ 112 million for the first quarter of 2006. The decrease in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the increase in net assets exposed to exchange rates; and to effect of the 4.1% appreciation of the Real against the U.S. dollar during the first quarter of 2007, as compared to the 7.2% appreciation of the Real against the U.S. dollar during the first quarter of 2006.

Employee benefit expense for non-active participants

The employee benefit expense for non-active participants consists of financial costs associated with expected pension and health care costs. Our employee benefit expense for non-active participants decreased 10.7 % to U.S.$ 226 million for the first quarter of 2007, as compared to U.S.$ 253 million for the first quarter of 2006. This decrease was primarily attributable to the increase of U.S.$ 37 million in the expected return on plan assets regarding the expected good market performance during 2007. This increase was partially offset by the 3.9% increase in the value of the Real against the U.S. dollar in the first quarter of 2007, as compared to the first quarter of 2006.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, increased 31.5% to U.S.$ 142 million for the first quarter of 2007, as compared to U.S.$ 108 million for the first quarter of 2006. This increase was primarily attributable to:

  an increase of U.S.$ 15 million in the CPMF, a tax payable in connection with certain bank account transactions; and

  the 3.9% increase in the value of the Real against the U.S. dollar in the first quarter of 2007, as compared to the first quarter of 2006.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net increased to a gain of U.S.$ 15 million for the first quarter of 2007, as compared to a loss of U.S.$ 41 million for the first quarter of 2006, primarily due to the decrease in expenses related to platforms that were not producing.

Income tax (expense) benefit

Income before income taxes and minority interest decreased 26.6% to U.S.$ 3,754 million for the first quarter of 2007, as compared to U.S.$ 5,114 million for the first quarter of 2006. The income tax expense decreased 17.6 % to U.S.$ 1,428 million for the first quarter of 2007, as compared to U.S.$ 1,733 million for the first quarter of 2006, primarily due to the decrease in income mentioned above. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is disclosed in Note 4 of our unaudited consolidated financial statements for the three-month period ended March 31, 2007.

THE PETROLEUM AND ALCOHOL ACCOUNT

In order to settle the accounts with the Federal Government, in accordance with Provisional Measure No. 2181 of August 24, 2001, we have already submitted all the information required by the National Treasury Secretariat (STN) and are in discussion with the latter institution in order to reconcile the differences between the parties.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account with any other amount owed by us to the Federal Government, including taxes; or (3) by a combination of the above options.

The following summarizes the changes in the Petroleum and Alcohol account for the three-month period ended March 31, 2007:

U.S. $ million

Balance as of December 31, 2006	368
Financial income	2
Translation gain	15

Balance as of March 31, 2007	385

CHANGE IN RELATION OF UNDERLYING SHARES AND ADS’S

On May 11, 2007, our Board of Directors approved the change in the ratio of underlying shares Petrobras’ name and the American Depositary Shares (ADS’s) from the existing 4 (four) shares for each ADS to 2 (two) shares for each ADS. The purpose of this change in the ratio between the shares and ADS’s is to facilitate the purchase of ADS’s on the New York Stock Exchange – NYSE by small investors, consequently broadening our shareholder base. This decision also reflects our confidence in our future results. This change will come into effect on July 2, 2007.

BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	U.S.$ million

	For the first quarter of

	2007	2006
Exploration and Production	2,416	3,361
Supply	937	781
Gas and Energy	(144)	(45)
International	(137)	82
Distribution	96	75
Corporate	(958)	(936)
Eliminations	(51)	(155)

Net income	2,159	3,163

Exploration and Production

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in the domestic and foreign markets, transfers of natural gas to our Gas and Energy segment and sales of oil products produced at their natural gas processing plants.

Consolidated net income for our Exploration and Production segment decreased 28.1% to U.S.$ 2,416 million for the first quarter of 2007, as compared to U.S.$ 3,361 million for the first quarter of 2006. This decrease was primarily attributable to:

• a decrease of U.S.$ 700 million in net operating revenues, primarily related to: (1) the 10.9% decrease in the average domestic price for sale/transfer (U.S.$/bbl) due to the decline in international oil prices and the spread between the average price of sold/transferred domestic oil and the average Brent price rose from U.S.$ 8.07/bbl in the first quarter of 2006, to U.S.$ 9.96/bbl in the first quarter of 2007; (2) the 3.9% increase in the value of the Real against the U.S. dollar in the first quarter of 2007, as compared to the first quarter of 2006; and

• an increase of U.S.$ 234 million in depreciation, depletion and amortization primarily as result of: (1) an increase in capital expenditures related to property, plant and equipment associated with our crude oil and natural gas production; and (2) a U.S.$ 96 million increase in depletion related to property, plant and equipment associated with our crude oil and natural gas production, primarily related to Roncador, Golfinho and Albacora Leste fields.

Supply

Our Supply segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

Consolidated net income for our Supply segment increased 20.0% to U.S.$ 937 million for the first quarter of 2007, as compared to net income of U.S.$ 781 million for the first quarter of 2006. This increase was primarily a result of an increase of U.S.$ 943 million in net operating revenues, mainly attributable to: (1) an increase in sales volumes from offshore operations; (2) an increase in sales volumes in the domestic market; and (3) the 3.9% increase in the value of the Real against the U.S. dollar in the first quarter of 2007, as compared to the first quarter of 2006.

These effects were partially offset by:

• the increase of U.S.$ 486 million in the cost of sales, mainly attributable to: (1) an increase in sales volume from offshore operations; (2) an increase in sales volumes in the domestic market; and (3) the 3.9% increase in the value of the Real against the U.S. dollar in the first quarter of 2007, as compared to the first quarter of 2006;

• the increase of U.S.$ 106 million in the other operating expenses, mainly attributable to a U.S.$ 62 million related to the amendments to certain clauses in Petros Plan regulations; and

• an increase of U.S.$ 79 million in selling, general and administrative expenses as a result of: (1) an increase in transportations costs of oil products, mainly due to an increase in sales volumes; and (2) the increase in our workforce and salaries.

Gas and Energy

Our Gas and Energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

Our Gas and Energy segment registered a net loss of U.S.$ 144 million for the first quarter of 2007, as compared to the net loss of U.S.$ 45 million for the first quarter of 2006.

This increase in the net loss was primarily attributable to the following items: a U.S.$ 150 million increase in cost of sales, primarily related to: (1) an increase in the acquisition cost of natural gas; and (2) the 3.9% increase in the value of the Real against the U.S. dollar in the first quarter of 2007, as compared to the first quarter of 2006 despite the lower energy acquisition cost, in turn caused by the rise in the reservoir levels of Brazil’s hydropower plants.

These effects were partially offset by an increase of U.S.$ 90 million in net operating revenues as a result of an increase in the average price of the natural gas sold and by the 3.9% increase in the value of the Real against the U.S. dollar in the first quarter of 2007, as compared to the first quarter of 2006.

International

The International segment represents our international activities conducted in other countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

Our International segment generated a net loss of U.S.$ 137 million in the first quarter of 2007, as compared to a net income of U.S.$ 82 million in the first quarter of 2006. This decrease was primarily attributable to:

• increases in costs of sales in the amount of U.S.$ 1,077 million, primarily as a result of: (1) the consolidation of Pasadena, a refinery we acquired in 2006 in the U.S.; and (2) an increase in production costs in Bolivia due to taxes increases as a result of the new Hydrocarbons Law of Bolivia; and

• an increase of U.S.$ 111 million in prospecting and drilling expenses due to write-offs of exploratory costs due to dry holes and to the higher seismic expenses, mainly in the Argentina and Colombia.

These increases were partially offset by the increase of U.S.$ 994 million in net operating revenues as a result of the consolidation of the Pasadena refinery; despite the reduced income from Venezuelan operations.

Distribution

Our Distribution segment represents the oil product and fuel alcohol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A., in Brazil. Our participation in the Brazilian fuel distribution market, in accordance with the new criteria relating to the volume of the alcohol market, in the first quarter of 2007, represented 33.9% of all sales as compared to 31.6% in the first quarter of 2006 (equivalent to 32.7% as calculated using the earlier criteria).

Consolidated net income for our Distribution segment increased 28.0% to U.S.$ 96 million for the first quarter of 2007, as compared to U.S.$ 75 million for the first quarter of 2006. This result was affected by an increase of U.S.$ 515 million in net operating revenues, primarily resulting from the increase in the sales volume; and the effects of the 3.9% increase in the value of the Real against the U.S. dollar in the first quarter of 2007, as compared to the first quarter of 2006.

These effects were partially offset by an increase of U.S.$ 474 million in costs of sales, mainly due to the increase in the sales volume and the 3.9% increase in the value of the Real against the U.S. dollar in the first quarter of 2007, as compared to the first quarter of 2006.

Corporate

Our Corporate segment includes the financial results and those activities not attributable to other segments, including corporate financial management, overhead related to central administration and other expenses, which include actuarial expenses related to our pension and health care plans for non-active participants.

Consolidated net loss for our Corporate segment increased to U.S.$ 958 million in the first quarter of 2007, as compared to a net loss of U.S.$ 936 million in the first quarter of 2006.

This increase in net loss was primarily attributable to the following items:

• an increase in other operating expenses related to the amendments to certain clauses in Petros Plan regulations in the amount of U.S.$ 303 million; and

• an increase in selling, general and administrative expenses, in the amount of U.S.$ 96 million, mainly due to higher personnel expenses due to the increase in our workforce and salaries.

These effects were partially offset by the increase in financial income (expenses) net, which amounted to a loss of U.S.$ 137 million for the first quarter of 2007 as compared to a loss of U.S.$ 311 million for the first quarter of 2006. This increase was primarily attributable to fair value adjustments on hedge transactions, which generated a gain of U.S.$ 38 million in the first quarter of 2007 as compared to a loss of U.S.$ 328 million in the first quarter of 2006.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease-back agreements. We believe these sources of funds, together with our strong cash and cash equivalents, will continue to allow us to meet our currently anticipated capital requirements.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our Business Plan released on June 30, 2006, which provides for capital expenditures of U.S.$ 87.1 billion from 2007 through 2011. We will continue our policy of extending the term of our debt maturity profile and keeping leverage within a comfortable range, so that, in spite of the growth in investments, we expect average financial leverage to be close to that under the previous plan. We also intend to reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financing, bank financing, securitization and issuance of debt.

Government Regulation

The Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries are allowed to incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat. In addition, all issuances of medium and long-term notes and debentures require the approval of our Board of Directors. Borrowings that exceed the approved budget amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On March 31, 2007, we had cash and cash equivalents of U.S.$ 9,667 million as compared to U.S.$ 12,688 million at December 31, 2006.

Operating activities provided net cash flows of U.S.$ 3,463 million for the first quarter of 2007, as compared to U.S.$ 4,924 million for the first quarter of 2006. Cash generated by operating activities was mainly affected by the decrease in net income due to increases in operating expenses during the first quarter of 2007 as compared to the first quarter of 2006. See analyzes of results of operations on page 9.

Net cash used in investing activities increased to U.S.$ 3,545 million for the first quarter of 2007, as compared to U.S.$ 2,686 million for the first quarter of 2006. This increase was due primarily to our capital expenditures associated with our operating activities, which used U.S.$ 3,674 million, including U.S.$1,811 million related to our exploration and production projects in Brazil, mainly in the Campos basin.

Financing activities used net cash of U.S.$ 3,278 million for the first quarter of 2007, as compared to net cash used in financing activities in the amount of U.S.$ 2,320 million for the first quarter of 2006 This increase was primarily due to an increase in the amount of dividends paid to shareholders, in the first quarter of 2007 as compared to the same period of 2006.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost entirely by international banks. At March 31, 2007, our short-term debt (excluding current portions of long-term obligations) amounted to U.S.$ 1,347 million as compared to U.S.$ 1,293 million at December 31, 2006.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies and loans from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt remained relatively constant, amounting to U.S.$ 12,027 million at March 31, 2007 as compared to U.S.$ 12,616 million at December 31, 2006.

Project financing

Since 1997, we have utilized project financings to provide capital for our extensive exploration and production operations and related projects, including some natural gas processing and transportation systems. All of these projects and the related debt obligations of special purpose companies established for these financings are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$ 6,898 million at March 31, 2007, as compared to U.S.$ 6,374 million at December 31, 2006.

Extinguished securities

On March 31, 2007 and December 31, 2006, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$ 352 million and U.S.$ 245 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest, are removed from the presentation of marketable securities and long-term debt. See Note 7 of our unaudited consolidated financial statements for the three-month period ended March 31, 2007.

Off Balance Sheet Arrangements

As of March 31, 2007, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

In the pursuit of the goals outlined in our Business Plan we continue to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners.

We invested a total of U.S.$3,674 million in the first quarter of 2007, a 37.8% increase as compared to our investments in the first quarter of 2006. Our investments in the first quarter of 2007 were primarily directed towards increasing our production capabilities in the Campos basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in the first quarter of 2007, U.S.$ 1,811 million was made in connection with exploration and development projects mainly in the Campos basin (49.3%), which includes investments financed through project financing structures.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for the first quarter of 2007 and 2006:

Activities

	U.S.$ million
	For the three month period
	ended March 31,
	2007	2006
• Exploration and Production	1,811	1,565
• Supply	576	436
• Gas and Energy	291	158
• International:
• Exploration and Production	655	228
• Supply	41	20
• Distribution	8	3
• Gas and Energy	1	-
• Distribution	126	70
• Corporate	165	186

Total capital expenditures	3,674	2,666

Dividends

On April 02, 2007, the Ordinary General Meeting approved dividends referring to the year end 2006, amouting to US$3,693 million corresponding to US$0.84 per common and preferred share, including interest on shareholders’ equity, for which US$2,052 million were made available to the shareholders on January 04, 2007, corresponding to US$0.47 per share, based on the share position as of October 31, 2006, US$923 million was provided on March 30, 2007, based on the share position as of December 28, 2006, corresponding to US$0.21 per share and the remaining balance of US$718 million, corresponding to US$0.16 per share, were provided within the legal term on May 17, 2007, based on the share position as of April 02, 2007.

The dividends are restated according to the Selic interest rate from December 31, 2006 to May 17, 2007, the date payment of each portion commenced.

Income Statement
(in millions of U.S. dollars, except for share and per share data)

		For the first quarter of,
4Q-2006		2007	2006

24,626	Sales of products and services	23,700	21,225
	Less:
	Value-added and other taxes on sales and
(4,667)	services	(4,427)	(4,173)
(939)	CIDE	(873)	(838)

19,020	Net operating revenues	18,400	16,214

(11,317)	Cost of sales	(10,455)	(8,112)
(1,057)	Depreciation, depletion and amortization	(1,157)	(816)
(389)	Exploration, including exploratory dry holes	(302)	(138)
(21)	Impairment	-	-
(1,353)	Selling, general and administrative expenses	(1,358)	(1,137)
(216)	Research and development expenses	(180)	(113)
(499)	Other operating expenses	(733)	(81)

(14,852)	Total costs and expenses	(14,185)	(10,397)

(8)	Equity in results of non-consolidated companies	29	10
235	Financial income	306	(192)
74	Financial expense	(106)	(231)
	Monetary and exchange variation on monetary
(32)	assets and liabilities, net	(337)	112
	Employee benefit expense for non-active
(253)	participants	(226)	(253)
(177)	Other taxes	(142)	(108)
41	Other expenses, net	15	(41)

(120)		(461)	(703)

4,048	Income before income taxes and minority interest	3,754	5,114

	Income tax expense:
(248)	Current	(1,318)	(1,371)
(794)	Deferred	(110)	(362)

(1,042)	Total income tax expense	(1,428)	(1,733)

	Minority interest in results of consolidated
(220)	subsidiaries	(167)	(218)

2,786	Net income for the period	2,159	3,163

	Weighted average number of shares outstanding
2,536,673,672	Common	2,536,673,672	2,536,673,672
1,850,364,698	Preferred	1,850,364,698	1,849,478,028

	Basic and diluted earnings per share

0.64	Common and Preferred	0.49	0.72

	Basic and diluted earnings per ADS

2.56	Common and Preferred	1.96	2.88

Balance Sheet
(in millions of U.S. dollars, except for share data)

	As of March 31,	As of December
	2007	31, 2006
Assets
Current assets
Cash and cash equivalents	9,667	12,688
Marketable securities	382	346
Accounts receivable, net	6,498	6,311
Inventories	6,304	6,573
Recoverable taxes	2,936	2,593
Other current assets	2,683	2,444

Total current assets	28,470	30,955

Property, plant and equipment, net	62,829	58,897

Investments in non-consolidated companies and other investments	3,241	3,262

Other assets
Accounts receivable, net	918	513
Advances to suppliers	941	852
Petroleum and Alcohol Account – Receivable from Federal Government	385	368
Government securities	544	479
Restricted deposits for legal proceedings and guarantees	807	816
Recoverable taxes	1,569	1,292
Others	1,470	1,246

Total other assets	6,634	5,566

Total assets	101,174	98,680

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	4,713	5,418
Taxes payable	3,981	3,357
Short-term debt	1,347	1,293
Current portion of long-term debt	1,560	2,106
Current portion of project financings	2,374	2,182
Current portion of capital lease obligations	218	231
Dividends and interest on capital payable	772	3,693
Payroll and related charges	1,178	1,192
Advances from customers	1,187	880
Other current liabilities	1,603	1,434

Total current liabilities	18,933	21,786
Long-term liabilities
Long-term debt	10,467	10,510
Project financings	4,524	4,192
Employees’ benefits obligation - Pension	5,019	4,645
Employees’ benefits obligation - Health care	5,824	5,433
Capital lease obligations	746	824
Deferred income taxes	3,034	2,916
Other liabilities	2,299	2,109

Total long-term liabilities	31,913	30,629
Minority interest	2,009	1,966
Shareholders' equity
Shares authorized and issued:
Preferred stock – 2007 and 2006 - 1,850,364,698 shares	7,718	7,718
Common stock – 2007 and 2006 - 2,536,673,672 shares	10,959	10,959
Reserves and others	29,642	25,622

Total shareholders' equity	48,319	44,299

Total liabilities and shareholders’ equity	101,174	98,680

Statement of Cash Flows Data
(in millions of U.S. dollars)

		For the first quarter of,
4Q-2006		2007	2006
	Cash flows from operating activities
2,786	Net income for the period	2,159	3,163
	Adjustments to reconcile net income to net cash provided
	by operating activities:
1,057	Depreciation, depletion and amortization	1,157	816
	Loss on property, plant and equipment, dry holes
285	costs and impairment of oil and gas properties	141	110
794	Deferred income taxes	110	362
32	Accretion expense – asset retirement obligation	-	35
(258)	Foreign exchange and monetary loss (gain)	224	(25)
220	Minority interest in results of consolidated subsidiaries	167	218
(54)	Financial income on gas hedge operations	-	384
86	Others	(29)	(23)

	Decrease (increase) in assets:

568	Accounts receivable, net	(395)	114
344	Inventories	327	(652)
(333)	Recoverable taxes	(482)	(239)
(565)	Others	86	(165)

	Increase (decrease) in liabilities
712	Trade accounts payable	(808)	294
(818)	Taxes payable	489	612
	Employee’s post-retirement benefits, net of
(480)	unrecognized obligation	119	269
1,028	Other liabilities	198	(349)

5,404	Net cash provided by operating activities	3,463	4,924

(4,807)	Cash flows from investing activities	(3,545)	(2,686)

851	Cash flows from financing activities	(3,278)	(2,320)

1,448	Increase (decrease) in cash and cash equivalents	(3,360)	(82)

	Effect of exchange rate changes on cash and cash
143	equivalents	339	629
11,097	Cash and cash equivalents at beginning of period	12,688	9,871

12,688	Cash and cash equivalents at the end of period	9,667	10,418

Income Statement by Segment

	First quarter of 2007 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	804	10,294	680	1,866	4,756	-	-	18,400
Inter-segment net operating revenues	7,258	3,820	260	294	101	-	(11,733)	-

Net operating revenues	8,062	14,114	940	2,160	4,857	-	(11,733)	18,400

Cost of sales	(3,269)	(11,915)	(811)	(1,697)	(4,399)	-	11,636	(10,455)
Depreciation, depletion and amortization	(667)	(228)	(75)	(111)	(29)	(47)	-	(1,157)
Exploration, including exploratory dry holes	(97)	-	-	(205)	-	-	-	(302)
Selling, general and administrative
expenses	(79)	(389)	(111)	(167)	(244)	(387)	19	(1,358)
Research and development expenses	(89)	(34)	(19)	-	(1)	(37)	-	(180)
Other operating expenses	(106)	(106)	(56)	(62)	(17)	(386)	-	(733)

Cost and expenses	(4,307)	(12,672)	(1,072)	(2,242)	(4,690)	(857)	11,655	(14,185)

Equity in results of non-consolidated
companies	-	1	12	16	-	-	-	29
Financial income (expenses), net	-	-	-	-	-	(137)	-	(137)
Employee benefit expense for non-active
participants	-	-	-	-	-	(226)	-	(226)
Other taxes	(9)	(20)	(11)	(12)	(24)	(66)	-	(142)
Other expenses, net	6	3	(1)	10	(2)	(1)	-	15

Income (loss) before income taxes and minority interest	3,752	1,426	(132)	(68)	141	(1,287)	(78)	3,754

Income tax benefits (expense)	(1,276)	(485)	49	(36)	(48)	341	27	(1,428)
Minority interest	(60)	(4)	(61)	(33)	3	(12)	-	(167)

Net income (loss) for the period	2,416	937	(144)	(137)	96	(958)	(51)	2,159

Income Statement by Segment

	First quarter of 2006 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	814	9,692	553	880	4,275	-	-	16,214
Inter-segment net operating revenues	7,948	3,479	297	286	67	-	(12,077)	-

Net operating revenues	8,762	13,171	850	1,166	4,342	-	(12,077)	16,214

Cost of sales	(3,288)	(11,429)	(661)	(620)	(3,925)	-	11,811	(8,112)
Depreciation, depletion and amortization	(433)	(188)	(35)	(113)	(33)	(14)	-	(816)
Exploration, including exploratory dry holes	(44)	-	-	(94)	-	-	-	(138)
Selling, general and administrative
expenses	(101)	(310)	(95)	(104)	(256)	(291)	20	(1,137)
Research and development expenses	(41)	(21)	(7)	(1)	(1)	(42)	-	(113)
Other operating expenses	66	-	(72)	(20)	2	(70)	13	(81)

Cost and expenses	(3,841)	(11,948)	(870)	(952)	(4,213)	(417)	11,844	(10,397)

Equity in results of non-consolidated
companies	-	1	7	8	-	(6)	-	10
Financial income (expenses), net	-	-	-	-	-	(311)	-	(311)
Employee benefit expense for non-active
participants	-	-	-	-	-	(253)	-	(253)
Other taxes	(8)	(15)	(6)	(12)	(19)	(48)	-	(108)
Other expenses, net	(41)	(10)	9	(1)	2	-	-	(41)

Income (loss) before income taxes, and minority interest	4,872	1,199	(10)	209	112	(1,035)	(233)	5,114

Income tax benefits (expense)	(1,656)	(407)	4	(62)	(37)	347	78	(1,733)
Minority interest	145	(11)	(39)	(65)	-	(248)	-	(218)

Net income (loss) for the period	3,361	781	(45)	82	75	(936)	(155)	3,163

Other Operating Expenses, Net by Segment

	First quarter of 2007 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Institutional Relations and Culture Projects	(10)	(7)	-	-	(3)	(118)	-	(138)
Idle capacity from thermoelectric power plants	-	-	(68)	-	-	-	-	(68)
Losses resulted from Legal Proceedings	(3)	(6)	-	(1)	-	5	-	(5)
Unscheduled stoppages of plant and equipment	(9)	(19)	-	-	-	-	-	(28)
Ship or pay commitments	-	-	-	(8)	-	-	-	(8)
Expenses related to Petros Plan repactuation	(105)	(62)	(5)	(4)	(19)	(303)	-	(498)
Other	21	(12)	17	(49)	5	30	-	12

	(106)	(106)	(56)	(62)	(17)	(386)	-	(733)

	First quarter of 2006 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Institutional Relations and Culture Projects	-	(4)	-	-	(6)	(84)	-	(94)
Idle capacity from thermoelectric power plants	-	-	(90)	-	-	-	-	(90)
Losses resulted from Legal Proceedings	(4)	(5)	-	-	-	(3)	-	(12)
Unscheduled stoppages of plant and equipment	(2)	(13)	-	-	-	-	-	(15)
Ship or pay commitments	-	-	-	(14)	-	-	-	(14)
Bonus received from partners	26	-	-	-	-	-	-	26
Other	46	22	18	(6)	8	17	13	118

	66	-	(72)	(20)	2	(70)	13	(81)

Selected Balance Sheet Data by Segment

	First quarter of 2007 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	3,569	10,140	1,683	2,602	2,129	12,684	(4,337)	28,470

Cash and cash equivalents	-	-	-	-	-	9,667	-	9,667
Other current assets	3,569	10,140	1,683	2,602	2,129	3,017	(4,337)	18,803

Investments in non-consolidated
companies and other
investments	48	947	426	1,635	51	134	-	3,241

Property, plant and equipment,
net	34,902	10,596	7,354	6,243	1,588	2,146	-	62,829

Non current assets	1,416	474	1,206	556	299	3,146	(463)	6,634

Petroleum and Alcohol Account	-	-	-	-	-	385	-	385
Government securities	-	-	-	-	-	544	-	544
Other assets	1,416	474	1,206	556	299	2,217	(463)	5,705

Total assets	39,935	22,157	10,669	11,036	4,067	18,110	(4,800)	101,174

Selected Balance Sheet Data by Segment

	Year ended December 31, 2006 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	2,966	9,668	1,256	2,371	1,978	15,413	(2,697)	30,955

Cash and cash equivalents	-	-	-	-	-	12,688	-	12,688
Other current assets	2,966	9,668	1,256	2,371	1,978	2,725	(2,697)	18,267

Investments in non-consolidated
companies and other
investments	33	970	394	1,721	20	124	-	3,262

Property, plant and equipment,
net	33,979	9,828	6,828	5,722	1,468	1,072	-	58,897

Non current assets	1,388	354	1,119	460	209	2,523	(487)	5,566

Petroleum and Alcohol Account	-	-	-	-	-	368	-	368
Government securities	-	-	-	-	-	479	-	479
Other assets	1,388	354	1,119	460	209	1,676	(487)	4,719

Total assets	38,366	20,820	9,597	10,274	3,675	19,132	(3,184)	98,680

Selected Data for International Segment

	First quarter of 2007 U.S.$ million INTERNATIONAL

	E&P	SUPPLY	GAS &	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY.
INTERNATIONAL
ASSETS	8,065	2,319	1,629	346	1,262	(2,585)	11,036

STATEMENT OF INCOME
Net Operating Revenues	584	1,461	188	433	8	(514)	2,160

Net operating revenues to third parties	138	1,117	174	430	8	(1)	1,866
Inter-segment net operating revenues	446	344	14	3	-	(513)	294

Net income (loss) for the period	(95)	(10)	47	7	(100)	14	(137)

	U.S.$ million INTERNATIONAL

	E&P	SUPPLY	GAS &	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY.
INTERNATIONAL
ASSETS (As of December 31, 2006)	7,458	2,249	1,499	375	1,007	(2,314)	10,274

STATEMENT OF INCOME
(First quarter of 2006)
Net Operating Revenues	618	603	170	269	-	(494)	1,166

Net operating revenues to third parties	218	235	160	267	-	-	880
Inter-segment net operating revenues	400	368	10	2	-	(494)	286

Net income (loss) for the period	111	14	22	(6)	(79)	20	82

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.